September 28, 2005

Daniel F. Duchovny, Esq.

Attorney-Advisor

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	TIM Hellas Telecommunications S.A.

Schedule 13E-3

Filed September 2, 2005; amended September 12, 2005

File No. 005-50602

Dear Mr. Duchovny:

In response to the supplemental request of the Staff of the Commission contained on the final page of your letter to Mr. William A. Groll, dated September 20, 2005 (the “Comment Letter”), each of the undersigned, TIM Hellas Telecommunications S.A., Troy GAC Telecommunications S.A., Apax Partners Europe Managers Limited, Apax Europe VI GP Co. Limited, TPG Advisors IV, Inc., T3 Advisors II, Inc. and Socrates Kominakis (collectively, the “Filing Persons”), acknowledges that:

•	Each Filing Person is responsible for the adequacy and accuracy of the disclosure contained in the Schedule 13E-3, as amended;
•	Staff comments or changes to such disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Schedule 13E-3, as amended; and
•	No Filing Person may assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions with regard to this acknowledgment, please do not hesitate to contact counsel to the Filing Persons, Mr. William A. Groll of Cleary Gottlieb Steen & Hamilton LLP.

Sincerely,

TIM HELLAS TELECOMMUNICATIONS S.A.

By: __/s/ Socrates Kominakis__
Name: Socrates Kominakis
Title:	Chief Executive Officer

SOCRATES KOMINAKIS

By: __/s/ Socrates Kominakis__

TROY GAC TELECOMMUNICATIONS, S.A.

By: __/s/ Matthias Calice_____

Name: Matthias Calice

Title:	Director

By: __/s/ Giancarlo Aliberti____

Name: Giancarlo Aliberti

Title:	Vice-Chairman

APAX PARTNERS EUROPE MANAGERS LIMITED

By: __/s/ Andrew Barrett___

Name: Andrew Barrett

Title:	Authorized Signatory

By: __/s/ Richard Wilson___

Name: Richard Wilson

Title:	Authorized Signatory

APAX EUROPE VI GP CO. LIMITED

By: __/s/ Denise J. Fallaize____
Name: Denise J. Fallaize
Title:	Director

TPG ADVISORS IV, INC.

By: __/s/ David A. Spuria__
Name: David A. Spuria
Title:	Vice President

T3 ADVISORS II, INC.

By: __/s/ David A. Spuria__
Name: David A. Spuria
Title:	Vice President

cc : William A. Groll, Esq.